Exhibit 99.1
ArcelorMittal acquires strategic stake in Vallourec

12 March 2024, [2200 CET]

ArcelorMittal (the ‘Company’) today announces that it has signed a Share Purchase Agreement to acquire 65,243,206 shares, representing c.28.4% equity interest in Vallourec, for €14.64 per share from Funds managed by Apollo Global Management, Inc., for a total consideration of approximately €955 million. Transaction closing is subject to regulatory approvals and is expected to close in the second half of the year.

Having carried out a successful restructuring in recent years, Vallourec presents a compelling opportunity to increase ArcelorMittal’s exposure to the attractive, downstream, value-added tubular market. It is a global leader in premium tubular solutions for energy markets and demanding industrial applications, offering innovative, safe and competitive products for sectors including energy, automotive and construction. 85% of Vallourec’s 2.2 million tonnes of annual rolling capacity is focused around low-carbon, integrated productions hubs in US and Brazil, both of which are important strategic markets for ArcelorMittal.

In 2023 Vallourec reported EBITDA of €1.2 billion on sales of €5.1 billion. It expects EBITDA from the energy transition business to reach between 10 and 15% by 2030, given the growth potential from hydrogen, geothermal and carbon capture.

ArcelorMittal does not intend to launch a tender offer for Vallourec’s remaining shares over the next six months.

Commenting, Aditya Mittal, CEO, ArcelorMittal, said:

“Vallourec is a quality, high added-value tubular business, with established positions of strength in the attractive Brazilian and US markets. As a producer of premium tubular solutions, it has a critical role to play in the energy transition, producing vital products for hydrogen, CCS and geothermal applications, for which demand is expected to grow. It also has a comparatively low carbon footprint with ambitious improvement targets. We look forward to being part of the company’s future.”

Vallourec’s steel making facilities in Brazil and the US have low carbon emissions (North America steel production at 0.290 tCO2 per tonne of steel and Brazil steel production at 0.945 tCO2 per tonne of steel1), with an ambitious roadmap to reduce CO2 intensity (scope 1, 2 and 3 upstream) by 30% in 2030 and 35% in 2035 (vs 2021 baseline).

ENDS
1 Scopes 1 and 2 only

About ArcelorMittal

ArcelorMittal is one of the world’s leading integrated steel and mining companies with a presence in 60 countries and primary steelmaking operations in 15 countries. It is the largest steel producer in Europe, among the largest in the Americas, and has a growing presence in Asia, including India, through its joint venture AM/NS India.

ArcelorMittal sells its products to a diverse range of customers including the automotive, engineering, construction and machinery industries, and in 2023 generated revenues of $68.3 billion, produced 58.1 million metric tonnes of crude steel and 42.0 million tonnes of iron ore.
Our purpose is to produce smarter steels for people and planet. Steels made using innovative processes which use less energy, emit significantly less carbon and reduce costs. Steels that are cleaner, stronger and reusable. Steels for the renewable energy infrastructure that will support societies as they transform through this century. With steel at our core, our inventive people and an entrepreneurial culture at heart, we will support the world in making that change.
ArcelorMittal is listed on the stock exchanges of New York (MT), Amsterdam (MT), Paris (MT), Luxembourg (MT) and on the Spanish stock exchanges of Barcelona, Bilbao, Madrid and Valencia (MTS). For more information about ArcelorMittal please visit: http://corporate.arcelormittal.com.

Contact information ArcelorMittal Investor Relations

General	+44 20 7543 1128
Retail	+44 20 3214 2893
SRI	+44 20 3214 2801
Bonds/Credit E-mail	+33 171 921 026 investor.relations@arcelormittal.com

Contact information ArcelorMittal Corporate Communications
E-mail: Zoe Watt, Teneo	press@arcelormittal.com Zoe.Watt@teneo.com 07713157561.